Exhibit 99.2

Hello Everyone,

My name is Max Howard from the Art Operations team here at Masterworks.

Today we’re thrilled to bring you xAxfxtxexrx xGxixoxrxgxixoxnxex, a new offering by the talented artist, Elizabeth Peyton.

Peyton is a world-renowned contemporary American artist recognized for her emotional portraits of famous figures and personal acquaintances

Her market continues to grow with a 16.8% Annual Record Price Growth rate from May 17, 2000, to December 31, 2022, and top auction records as high as $2.4M.

Executed in 2011, the Artwork is a prime example of Peyton’s series of historic portraits based on classic portrait paintings in her own style. It is Peyton’s contemporary interpretation of the Italian Renaissance artist Giorgione’s late fifteenth-century “Portrait of a Young Man.”

So why do we like this painting? Three reasons:

Reason One: Similar close-cropped portrait paintings have proved to be highly desirable at auction, with auction records led by “Julie (as in Julie Mehretu)”, which sold for $942K at Christie’s in June 2018

Reason Two: The annual appreciation rate for similar works by Peyton is 17.2% based on sales occurring from October 2001 to June 2021.

Reason Three: Peyton has been the subject of solo exhibitions at various prestigious institutions including the Gallery Met at the Metropolitan Opera in New York, the French Academy at Villa Medici in Rome and the National Portrait Gallery in London.

Thank you for joining us, and we look forward to bringing you this sensational work by Elizabeth Peyton.